UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. ___)*

Leaf Group Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52177G102
(CUSIP Number)

Jason Grunfeld Kleinberg, Kaplan, Wolff & Cohen P.C. 500 Fifth Avenue New York, NY 10110 (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Madison Avenue International LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,999

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison Avenue Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,999

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
EMAI Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,999

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Madison Avenue GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,999

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Caraway Jackson Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,999

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1	NAMES OF REPORTING PERSONS
Eli Samaha

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,289,999

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,289,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,289,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.
This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock” or “Shares”) of Leaf Group Ltd., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1655 26th Street, Santa Monica, CA 90404.
Item 2.	Identity and Background.
(a)            This Schedule 13D is being filed by (i) Madison Avenue International LP, a Cayman Islands exempted limited partnership (“International”), (ii) Madison Avenue Partners, LP, a Delaware limited partnership (“Partners”), (iii) EMAI Management, LLC, a Delaware limited liability company (“Management”), (iv) Madison Avenue GP, LLC, a Delaware limited liability company (“GP”), (v) Caraway Jackson Investments LLC, a Delaware limited liability company (“Caraway”), and (vi) Eli Samaha, a citizen of the United States of America (“Mr. Samaha” and, together with International, Partners, EMAI Management, GP and Caraway, the “Reporting Persons”).
(b)            The principal business address for the Reporting Persons is 150 East 58th St, 14th Fl, New York, NY 10155.
(c)            International holds the Shares of Common Stock of the Issuer that are the subject of this statement. The principal business of International is to invest in securities. The principal business of Partners is to serve as an investment manager, including as the investment manager of International. The principal business of GP is to serve as the general partner of International. The principal business of Management is to serve as the general partner of Partners. The principal business of Caraway is owning GP. Mr. Samaha’s principal occupation is investing, and directing the investment of assets, including by serving as the non-member manager of GP and as the managing member of Management. As a result of the foregoing relationships, (i) each of Partners and GP may be deemed to beneficially own the Shares held by International, (ii) Management may be deemed to beneficially own the Shares held by Partners, (iii) Caraway may be deemed to beneficially own the Shares held by GP, and (iv) Mr. Samaha may be deemed to beneficially own the Shares held by each of Management, GP and Caraway.
(d) – (e)     During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            International is a Cayman Islands exempted limited partnership. Partners is a Delaware limited partnership. Each of Management, GP and Caraway are Delaware limited liability companies. Mr. Samaha is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
All of the Shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate amount of funds used for the purchase of the securities held by the Reporting Persons was approximately $13,160,547, including commissions.
Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities disclosed herein based on the Reporting Persons’ belief that the securities, when acquired, were undervalued and represented an attractive investment opportunity.
The Reporting Persons intend to vote against the Company’s slate of nominees for the 2021 Annual Meeting of the Company, and in consideration of proposals put forth by certain shareholders, expect the Board of Directors of the Company to immediately cease all current capital markets and strategic review activities until after the 2021 Annual Meeting of the Company.
Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor from time to time (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the securities of the Issuer without affecting its beneficial ownership.

Except as otherwise disclosed in this Item 4, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board and other shareholders and potential shareholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of its securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing its intention with respect to any and all matters referred to in this Item 4.
Item 5.	Interest in Securities of the Issuer.
(a) – (b)     The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 35,800,651 Shares of Common Stock outstanding as of February 22, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2021.
As of the date hereof, International beneficially owned 2,289,999 Shares, constituting 6.40% of the Shares outstanding. By virtue of their relationship with International discussed in further detail in Item 2, each of Partners and GP may be deemed to be the beneficial owner of the Shares owned directly by International. By virtue of its relationship with Partners discussed in further detail in Item 2, Management may be deemed to be the beneficial owner of the Shares owned directly by International. By virtue of its relationship with Partners discussed in further detail in Item 2, Caraway may be deemed to be the beneficial owner of the Shares owned directly by International. By virtue of his relationship with each of Management, GP and Caraway discussed in further detail in Item 2, Mr. Samaha may be deemed to beneficially own the Shares owned by International. International and Mr. Samaha have shared voting and dispositive power over the Shares of Common Stock directly held by International.
As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,289,999 Shares, constituting approximately 6.40% of the outstanding Shares. Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
(c)            The Reporting Persons have not entered into any transactions in the Common Stock during the past sixty days, except (i) as set forth on Schedule A hereto.
(d)            No Person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that may be beneficially owned by the Reporting Persons.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The Reporting Persons have entered into is a joint filing agreement, dated as of March 12, 2021, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1
Joint Filing Agreement to Schedule 13D by and among Madison Avenue International LP, Madison Avenue Partners, LP, EMAI Management, LLC, Madison Avenue GP, LLC, Caraway Jackson Investments LLC and Eli Samaha, dated as of February 22, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2021

Madison Avenue International LP
By: Madison Avenue GP, LLC, its general partner

By: /s/ Eli Samaha
       Eli Samaha, as Manager

Madison Avenue Partners, LP
By: EMAI Management, LLC, its general partner

By: /s/ Eli Samaha
       Eli Samaha, as Managing Member

EMAI Management, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Managing Member

Madison Avenue GP, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Manager

Caraway Jackson Investments, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Member

/s/ Eli Samaha
Eli Samaha, a natural person

SCHEDULE A
Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days
Date	Buy/Sell	Security	Approximate Price Per Share[1]	Amount of Shares Bought/(Sold)
Madison Avenue International LP
1/13/2021	BUY	Common Stock	$4.40	125,000
1/14/2021	BUY	Common Stock	$4.65	42,924
1/15/2021	BUY	Common Stock	$4.94	62,076
1/19/2021	BUY	Common Stock	$4.97	130,000
1/20/2021	BUY	Common Stock	$5.30	140,000
1/21/2021	BUY	Common Stock	$5.25	25,000
1/22/2021	BUY	Common Stock	$5.37	23,438
1/25/2021	BUY	Common Stock	$5.37	106,562
1/26/2021	BUY	Common Stock	$5.36	70,000
1/27/2021	BUY	Common Stock	$5.17	50,000
1/28/2021	BUY	Common Stock	$5.37	5,000
1/29/2021	BUY	Common Stock	$5.41	70,000
2/1/2021	BUY	Common Stock	$5.45	68,023
2/3/2021	BUY	Common Stock	$6.37	166,077
2/4/2021	BUY	Common Stock	$6.38	100,644
2/5/2021	BUY	Common Stock	$6.40	89,455
2/8/2021	BUY	Common Stock	$7.01	48,822
2/8/2021	BUY	Common Stock	$6.40	2,961
2/9/2021	BUY	Common Stock	$6.62	30,000
2/9/2021	BUY	Common Stock	$6.40	500
2/10/2021	BUY	Common Stock	$6.74	9,594
2/10/2021	BUY	Common Stock	$6.96	5,607
2/11/2021	BUY	Common Stock	$7.05	30,586
2/12/2021	BUY	Common Stock	$6.95	5,033
2/16/2021	BUY	Common Stock	$6.86	26,174
2/17/2021	BUY	Common Stock	$6.57	8,962
2/17/2021	BUY	Common Stock	$6.70	14,555
2/18/2021	BUY	Common Stock	$6.61	35,445
2/19/2021	BUY	Common Stock	$6.79	32,831
2/19/2021	BUY	Common Stock	$6.77	50,000
2/22/2021	BUY	Common Stock	$6.65	132,022
2/23/2021	BUY	Common Stock	$5.99	100,000
2/23/2021	BUY	Common Stock	$5.81	120,000
2/23/2021	BUY	Common Stock	$5.82	40,403
2/24/2021	BUY	Common Stock	$6.22	21,314
2/25/2021	BUY	Common Stock	$6.19	28,412
3/2/2021	BUY	Common Stock	$5.73	26,971
3/3/2021	BUY	Common Stock	$5.55	18,700
3/3/2021	BUY	Common Stock	$5.70	20,000
3/3/2021	BUY	Common Stock	$5.81	20,000
3/4/2021	BUY	Common Stock	$5.00	175,000
3/4/2021	BUY	Common Stock	$4.87	11,908

1 Excluding any brokerage fees

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock, par value $0.0001 per share, of Leaf Group Ltd. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 12, 2021

Madison Avenue International LP
By: Madison Avenue GP, LLC, its general partner

By: /s/ Eli Samaha
       Eli Samaha, as Manager

Madison Avenue Partners, LP
By: EMAI Management, LLC, its general partner

By: /s/ Eli Samaha
       Eli Samaha, as Managing Member

EMAI Management, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Managing Member

Madison Avenue GP, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Manager

Caraway Jackson Investments, LLC

By: /s/ Eli Samaha
       Eli Samaha, as Member

/s/ Eli Samaha
Eli Samaha, a natural person